K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 19, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 246 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on March 23, 2016 regarding Post-Effective Amendment No. 246 (“PEA 246”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon GLG Total Return Fund (“Fund”), a new series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on February 17, 2016. Your comments and the Registrant’s responses are set forth below. We also note a follow-up telephone conversation with you regarding Comment 12 and Comment 18 on May 13, 2016. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA 246.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please include “Tandy” representations in the Registrant’s response.

“Tandy” representations are included above.

2.	Please confirm that any material information that was not included in PEA 246 will be included in a future post-effective amendment that is filed with the SEC.

The Registrant confirms that any material information that was not included in PEA 246 will be included in a post-effective amendment filed with the SEC.

Securities and Exchange Commission

May 19, 2016

3.	Confirm that expenses associated with securities sold short are included in “Other Expenses” in the Fee Table in the Fund Summary.

The Registrant confirms that any expenses associated with securities sold short will be included in “Other Expenses” in the Fee Table in the Fund Summary.

4.	Footnote 3 to the Fee Table in the Fund Summary states that the “contractual expense reimbursement can be changed only with the approval of a majority of the Fund’s Board of Trustees.” As required by Instruction 3(e) to Item 3 of Form N-1A, add to Footnote 3 a description of the circumstances under which the Board can terminate the contractual expense reimbursement.

The Registrant has revised Footnote 3 to the Fee Table to state that the “…contractual expense reimbursement can be changed only in the discretion and with the approval of a majority of the Fund’s Board of Trustees.”

5.	Footnote 3 to the Fee Table in the Fund Summary states that American Beacon Advisors, Inc. (the “Manager”) “can be reimbursed by the Fund for any contractual fee waivers or expense reimbursements if reimbursement to the Manager . . . does not cause the Total Annual Fund Operating Expenses of a class to exceed the contractual percentage limit in effect at the time of the waiver/reimbursement.” Revise Footnote 3 to include as a condition to the reimbursement of the Manager that such reimbursement does not cause the Total Annual Fund Operating Expenses of a class to exceed the contractual percentage limit in effect at the time of the recoupment.

The Registrant has made the requested change.

6.	The “Principal Investment Strategies” section of the Fund Summary lists the types of investments in which the Fund may invest. Confirm supplementally that all of these investments are expected to be principal investment strategies of the Fund. If all of these investments are expected to be principal investment strategies, revise the disclosure to provide context regarding the types of investments that the Fund expects to use more than others.

The Registrant confirms that all of the investments listed in the “Principal Investment Strategies” section of the Fund Summary are expected to be principal investment strategies. The Registrant has revised the disclosure to provide context regarding the types of investments that the Fund expects to use more than others.

Securities and Exchange Commission

May 19, 2016

7.	The last sentence of the first paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in exchange-traded funds (“ETFs”). Provide additional context to this disclosure by describing the types of ETFs in which the Fund expects to invest.

The Registrant has made the requested change.

8.	If the Fund may invest in small-capitalization equity securities, revise the “Principal Investment Strategies” section of the Fund Summary to so indicate and add a corresponding risk to the “Principal Risks” section. Alternatively, state supplementally that the Fund will not invest in small-capitalization equity securities.

The Fund does not intend to invest in small-capitalization equity securities as a principal investment strategy.

9.	The second paragraph of the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in derivative instruments. Confirm whether asset coverage requirements for derivative instruments are disclosed in the Fund’s Registration Statement.

Asset coverage requirements for derivative instruments are discussed in the “Additional Information About Investment Strategies and Risks - Cover and Asset Segregation” and “Additional Information About Investment Strategies and Risks - Swaps” sections of the Fund’s statement of additional information (“SAI”). The risks associated with asset coverage also are discussed in the “Principal Risks - Segregated Assets Risk” section of the Fund Summary and the “Additional Information About Risks - Segregated Assets Risk” section of the prospectus.

10.	The first sentence of the third paragraph of the “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may have exposure to foreign currencies for investment or hedging purposes.” Revise this disclosure to also state whether or not the Fund will hedge its exposure to foreign currencies.

The Registrant has revised the third paragraph of the “Principal Investment Strategies” section of the Fund Summary, which is now the fourth paragraph of that section. The revised paragraph states:

“The Fund may make direct investments in non-U.S. currencies and in securities denominated in non-U.S. currencies, and the Fund may invest in derivative instruments tied to non-U.S. currencies (including indexes or baskets of such currencies). These investments are intended to enhance the Fund's returns or to reduce its risk.”

Securities and Exchange Commission

May 19, 2016

11.	The first sentence of the fourth paragraph of the “Principal Investment Strategies” section of the Fund Summary states that “[a] significant portion of the portfolio may be retained in cash and cash equivalents.” Revise the disclosure to explain the purpose of the portion of the portfolio retained in cash and cash equivalents, including whether the cash and cash equivalents will be used to cover investments in derivatives.

The Registrant has revised the disclosure to explain that “a significant portion of the portfolio may be retained in cash and cash equivalents at times when the sub-advisor determines that suitable investment opportunities are not available and, as necessary, to provide asset coverage for the Fund’s derivative investments.”

12.	The eighth paragraph of the “Principal Investment Strategies” section of the Fund Summary states that derivative instruments are treated as economically tied to emerging market countries “if the underlying assets are, or if the performance of the instrument is otherwise determined with reference to, currencies of emerging market countries (or indexes or baskets of such currencies), interest rates of emerging market countries, or securities issued by governments or issuers organized under the laws of emerging market countries.” It is the Staff’s position that a derivative instrument cannot be treated as economically tied to emerging market countries solely based on the fact that the underlying assets are, or the performance of the instrument is determined with reference to, currencies of emerging market countries (or indexes or baskets of such currencies). Revise the eighth paragraph to reflect that this fact alone would not result in the derivative instrument being treated as economically tied to one or more emerging market countries.

The Registrant has deleted the above-referenced disclosure.

13.	Restate the ninth paragraph of the “Principal Investment Strategies” section of the Fund Summary in plain English.

The Registrant has made the requested change.

14.	The “Principal Risks” section of the Fund Summary is five pages long. Confirm whether all of the risks disclosed in the “Principal Risks” section are principal risks. If all of the risks are principal risks, revise the disclosure in the “Principal Risks” section to further summarize the risks described in the “Additional Information About Risks” section of the prospectus.

The Registrant confirms that all of the risks disclosed in the “Principal Risks” section of the Fund Summary are principal risks. In accordance with Form N-1A, Item 4(b)(1)(i), the disclosure in the “Principal Risks” section summarizes the principal risks of investing in the Fund based on the information provided in the “Additional Information About Risks” section of the prospectus. Therefore, the Registrant respectfully declines to revise the disclosure in the “Principal Risks” section to further summarize the risks described in the “Additional Information About Risks” section of the prospectus.

Securities and Exchange Commission

May 19, 2016

15.	The “Principal Risks” section of the Fund Summary includes “High Portfolio Turnover Risk”. Confirm whether the Fund will engage in active trading. If so, add appropriate disclosure to the “Principal Investment Strategies” section of the Fund Summary.

The Registrant confirms that the Fund is expected to engage in active trading. Therefore, the Fund has added appropriate disclosure to the “Principal Investment Strategies” section of the Fund Summary.

16.	Confirm that the portfolio manager listed in the “Management” section of the Fund Summary is primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant notes that, subsequent to the filing of PEA 246, an additional portfolio manager was added to the Fund’s portfolio management team. The registrant has added this individual to the “Management” section of the Fund Summary and the “Fund Management - The Sub-Advisor” section of the prospectus. The Registrant confirms that the portfolio managers listed in the “Management” section of the Fund Summary are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Additionally, the Registrant has revised the first sentence of the first paragraph in the “Fund Management - The Sub-Advisor” section of the prospectus to read as follows: “Set forth below is a brief description of the sub-advisor and the portfolio managers with joint and primary responsibility for the day-to-day management of the Fund.”

17.	Revise the disclosure in the “Additional Information About Investments” section of the prospectus to state whether the types of investments described are principal investments of the Fund.

The Registrant has revised the disclosure in the “Additional Information About Investments” section of the prospectus to state that “[t]his section provides more detailed information regarding certain of the Fund’s principal investment strategies, as well as information regarding the Fund's strategy with respect to investment of cash balances.”

18.	Explain supplementally why the BofA Merrill Lynch 3-Month LIBOR Constant Maturity Index is an appropriate “broad-based securities market index” for the Fund within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A.

Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the BofA Merrill Lynch 3-Month LIBOR Constant Maturity Index meets this definition and notes that several other funds use this benchmark as the broad-based index against which they measure their performance, particularly funds that seek absolute return, such as the Fund.

In particular, the Fund does not seek returns that are relative to or in excess of any traditional stock or bond index. Rather, it seeks to generate performance that has low correlation to both stocks and bonds (interest rates). The BofA Merrill Lynch 3-Month LIBOR Constant Maturity Index is one of the few indexes that is assumed to produce positive returns regardless of the market environment or the performance of other asset classes. Therefore, the Registrant believes that the BofA Merrill Lynch 3-Month LIBOR Constant Maturity Index is an appropriate broad-based securities index to serve as a comparison for the Fund’s performance.

SAI

19.	Disclose the names of the Trustees Emeritus in the “Trustees and Officers of the Trust - Trustee Compensation” section of the SAI.

Form N-1A, Item 17 requires registrants to disclose information regarding trustees and officers of the Fund and, if the Fund has an advisory board, members of the board. Form N-1A, Item 17(c) also requires registrants to disclose information regarding compensation paid to “any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.”

The Trustees Emeritus are not trustees or officers of the Registrant or members of an advisory board. As stated on page 27 of the SAI, “[a] Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by shareholders of the Fund(s).” The Trustees Emeritus also are not members of an advisory board to the Fund or any series of the Registrant. The Trustees Emeritus also are not affiliated persons of the Registrant who have received aggregate compensation from the Registrant in excess of $60,000 for the most recently completed fiscal year. The disclosure following the “Trustee Compensation” table on page 27 of the SAI discloses that one of the two individuals who has assumed Trustee Emeritus status receives an annual retainer of $20,000 from the Registrant and the American Beacon Select Funds. The other individual and his spouse receive annual flight benefits of up to $40,000 combined, on a tax-grossed up basis, on American Airlines. Even if the Trustees Emeritus are “affiliated persons” of the Registrant within the meaning of Section 2(a)(3) of the 1940 Act, neither received aggregate compensation from the Registrant for the most recently completed fiscal year exceeding $60,000. Therefore, the Registrant does not believe that disclosure of the names of the Trustees Emeritus is required.

Securities and Exchange Commission

May 19, 2016

The two Trustees Emeritus are Steve O’Sullivan and Kneeland Youngblood.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan Diana Lai Teresa Oxford American Beacon Advisors, Inc.